

June 29, 2010

Jill M. Broadfoot
Chief Financial Officer
Vical Incorporated
10390 Pacific Center Court,
San Diego, California 92121-4340

> **Re: Vical Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Proxy Statement on Schedule 14A**
> **Filed April 14, 2010**
> **File Number: 000-21088**

Dear Ms. Broadfoot:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Collaboration and Licensing Agreements, page 15

1.   Please provide disclosure regarding each of the out-licensing agreements with AnGes, Sanofi-aventis and Merck and the in-licensing agreement with CytRx to include a range of royalties, the total aggregate potential milestone payments and the duration of each agreement.

2. Please revise to clarify whether or not you will have any ongoing rights to products developed by NIH or Navy Medical Research Center that use your technology. If so, please disclose the nature of those rights.

3. It appears that many of your product candidates are dependent on licenses obtained from Wisconsin Alumni Research Foundation and University of Michigan. Please quantify all payments made to date, including upfront payments, quantify the royalty percentage or a reasonable royalty range and describe term and termination provisions.

Intellectual Property, page 20

4. For each of the identified patent areas, please identify your product candidates that are dependent on these patents, disclose the jurisdictions in which these technologies are patented and disclose when the patents expire.

5. Please clarify whether the patents related to the identified technologies are held by you or licensed from third parties. To the extent that they are licensed from third parties, please identify the third parties that hold the licenses.

6. Please disclose when the patents issued in 2009 expire.

Note 4. Fair Value Measurements, page 64

7. You disclose that you use third parties to assist you in determining fair values for your Level 2 assets. Disclose whether the Level 3 assets are valued by a third party as well. In addition, explain the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

    -   The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;
    -   The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;
    -   Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;
    -   The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;
    -   Whether the broker quotes are binding or non-binding; and
    -   The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with ASC 820, Fair Value Measurements and

Disclosures, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Note 9. Stockholders' Equity, page 71

8. In May 2009 you completed a registered offering of common stock and warrants. You classified the warrants within stockholders' equity. Tell us why the warrants are not required to be classified as liabilities with changes in fair value recognized in the statement of operations as we do not see terms in the warrant agreement to provide for equity classification. If sold in a registered offering warrants should be classified as a liability since the company is either explicitly or implicitly obligated to deliver registered shares upon exercise and settlement of the warrant, the warrants would not qualify for equity classification under ASC 815-40 because there are further registration and prospectus delivery requirements that are outside of the control of the company.

Proxy Statement on Schedule 14A filed April 14, 2010

General

9. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Executive Compensation
Compensation Discussion and Analysis, Determination of Executive Compensation, page 16

10. We note your disclosure with respect to the corporate goal achievement score for 2009. Please provide us with an example of proposed disclosure to be included in your 2010 proxy statement which includes the respective weightings of each individual performance goal, as applicable; the specific annual bonus and stock option awards for each named executive officer; and a discussion of how the corporate goal achievement score and individual performance impacts the actual amount of annual bonus and annual stock option awards determined for each named executive officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Karen Ubell, Staff Attorney, at (202) 551-3873 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant